IES HOLDINGS, INC.
INCENTIVE AWARD RECOUPMENT POLICY
This INCENTIVE AWARD RECOUPMENT POLICY (this "Policy") is adopted as of October 2, 2023 (the "Effective Date"), by the Human Resources and Compensation Committee (the "Committee") of the Board of Directors (the "Board") of IES Holdings, Inc., a Delaware corporation (our "Company").
WHEREAS, Section 304 of the Sarbanes Oxley Act of 2002 ("Section 304") requires the Chief Executive Officer and the Chief Financial Officer of our Company to reimburse our Company for certain Incentive Compensation either receives (including profits they realize on the sale of our Company’s securities) during the 12-month period preceding a required restatement of our Company’s audited financial statements that resulted from their respective Misconduct;

WHEREAS, the applicable recoupment provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") are broader than Section 304 and will become effective with respect to certain Incentive Compensation that is Received by a Covered Individual on or after October 2, 2023; and

WHEREAS, the Committee believes it would be in the best interests of our Company's shareholders to have this Policy adopted by the Committee.

NOW THEREFORE, the applicable provisions of this Policy are as follows:

1.    Definitions. Except as otherwise provided above, terminology used in this Policy shall have the following meanings:

(a)    "Accounting Restatement" means a requirement that the Company prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Changes to the Company’s financial statements that do not represent error corrections are not an Accounting Restatement, including: (i) retrospective application of a change in accounting principle; (ii) retrospective revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) retrospective reclassification due to a discontinued operation; (iv) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; and (v) retrospective revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

(b)    "Covered Individual" shall mean differently depending upon whether the reference to Covered Individual relates to the Dodd-Frank clawback or the Section 304 clawback. For purposes of the Dodd-Frank clawback set forth in Section 2(a) of this Policy, the term Covered Individual means, both former and current, the (i) named executive officers of our Company; (ii) each "executive officer" of our Company (as such term is defined under Section 16 of the Securities Exchange Act of 1934); and (iii) any officer of our Company or any of its subsidiaries that is designated by the Committee as being subject to this Policy. For purposes of the Section 304 clawback set forth in Section 3(b) of this Policy, the term Covered individual means the current Chief Executive Officer and/or current Chief Financial Officer of the Company.

(c)    "Erroneously Awarded Compensation" means the amount of Incentive Compensation that was Received that exceeds the amount of Incentive Compensation that otherwise would have been Received had the amount of Incentive Compensation been determined based on the restated Financial Reporting Measures, computed without regard to any taxes paid by the Covered Individual or by the Company on the Covered Individual’s behalf. For Incentive Compensation based on total shareholder return or Company stock price, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount of Erroneously Awarded Compensation will be based on a reasonable estimate by the Committee of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received. The Company will maintain documentation of the determination of that reasonable estimate and provide such documentation to NASDAQ as required.

(d)    "Financial Reporting Measures" means (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures (whether or not such measures are presented within the Company’s financial statements or included in a filing made with the U.S. Securities and Exchange Commission), (ii) Company stock price and (iii) Company total shareholder return.

(e)    "Incentive Compensation" shall mean a Covered Individual's cash bonus awarded under our Company's annual incentive plan and any equity-based awards granted pursuant to our Company's long-term incentive plans that are earned, paid/granted or vested wholly (or in part) upon the attainment of any Financial Reporting Measure of our Company.

(f)    "Look-Back Period" shall have different meaning depending upon whether the reference to Look-Back Period relates to the Dodd-Frank clawback or the Section 304 clawback. For purposes of the Dodd-Frank clawback set forth in Section 2(a) of this Policy, the Look-Back Period shall mean the three completed fiscal years immediately preceding the earlier of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement. And too, if there is a change in the Company’s fiscal year end, the Look-Back Period will also include any transition period to the extent required by Section 303A.14. In contrast, for purposes of the Section 304 clawback set forth in Section 2(b) of this

Policy, the Look-Back Period shall mean the 12-month period immediately preceding the date on which the Company files full or partial restated financial statements with the Securities Exchange Commission.

(g)    "Received" shall mean, with respect to Incentive Compensation of a Covered Individual, the fiscal year to which the Financial Reporting Measure is attained, irrespective of whether the Incentive Compensation is subject to additional time or non-financial performance vesting conditions.

2.    Recoupment of Incentive Compensation – Restatement of Financial Statements.

(a)Dodd-Frank Clawback. Subject to the terms of this Policy and the requirements of Section 303A.14, if the Company is required to prepare an Accounting Restatement, then the Company shall recover, reasonably promptly from each Covered Individual as set forth in Section 5 below, any Erroneously Awarded Compensation that was Received by such Covered Individual during the Look-Back Period. Any amounts otherwise recoverable by the Company under this Section 2(a) shall be reduced on a dollar-for-dollar basis by any amounts recoverable by the Company under Section 2(b) of this Policy. Notwithstanding anything herein to the contrary, this Policy shall be deemed automatically and unilaterally amended to the minimum extent necessary to comply with the applicable listing standards to which the Company is listed.

(b)Section 304 Clawback. In the event the Company is required to restate its financial statements as the result of Misconduct of a Covered Individual, then such Covered Individual that engaged in the Misconduct must reimburse the Company for any Erroneously Awarded Compensation that was Received by him or her during the Look-Back Period. For purposes of this Section 2(b), the term "Misconduct" shall mean fraud, intentional misconduct, gross negligence or a material violation of the Company’s code of ethics or insider trading policy or any other policies or regulations of the Company governing the conduct of its employees, as determined in the reasonable discretion of the Committee.

3.    Committee Discretion. The Committee may, in determining appropriate remedial action, take into account the financial cost of penalties or punishments imposed by third parties, such as law enforcement agencies, regulators or other authorities; however, such determinations shall not mitigate or eliminate the Company’s obligations to clawback Erroneously Awarded Compensation pursuant to Section 2 of this Policy.

4.    Amendment, Termination and Interpretation. The Committee may at any time suspend, amend or terminate this Policy to the minimum extent necessary to comply with applicable laws. Pursuant to Section 5, below, the Committee shall have the sole discretion to interpret and enforce this Policy. To that end, this Policy shall be interpreted to be automatically amended to the minimum extent necessary to comply with the provisions of the Dodd-Frank clawback and the Section 304 clawback.

5.    Enforcement and Impracticability. The Committee shall recover any Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Committee in accordance with Rule 10D-1 of the of the Securities Exchange Act of 1934 and the listing standards of the national securities exchange on which the Company’s securities are listed. To the extent the Committee determines to enforce recoupment, (i) the Committee shall provide the Covered Individual written notice of its intent to recoup Incentive Compensation under this Policy, along with the timeline within which the Covered Individual must respond, (ii) to the extent the Covered Individual does not intend to comply with such recoupment efforts, he or she must respond to the Committee in writing detailing the reasons why non-compliance is warranted and such response must be provided to the Committee within fifteen (15) business days from the Covered Individual receiving the Committee’s initial notice, and (iii) if the Committee disagrees with the Covered Individual’s assertions, then the Committee must respond to the Covered Individual in writing detailing such reasons within the fifteen (15) business days immediately following its receipt of the Covered Individual’s written response.

6.    Determination of Means of Recovery. With respect to recovery of Erroneously Awarded Compensation and subject to the requirement that recovery be made reasonably promptly, the Committee will determine the appropriate means of recovery, which may vary, without limitation, between Covered Individuals or based on the nature of the applicable Incentive Compensation, and which may involve, without limitation, establishing a deferred repayment plan or set off against current or future compensation otherwise payable to the Covered Person. Recovery of Erroneously Awarded Compensation will be made without regard to income taxes paid by the Covered Individual or by the Company on the Covered Individual’s behalf in connection with such Erroneously Awarded Compensation.

7.    Compensation Not Subject to this Policy. Section 2(a) of this Policy does not apply to Incentive-Compensation that was Received before October 2, 2023, and does not apply to Incentive Compensation that was Received by a Covered Individual before beginning service as an Executive Officer.

8.    No Indemnification or Company-Paid Insurance. The Company will not indemnify or reimburse any Covered Individual against or for the loss of Erroneously Awarded Compensation and will not pay or reimburse any Covered Individual for the purchase of a third-party insurance policy to fund potential recovery obligations.

9.    Effective Date. This Policy shall apply to all Covered Individuals from and after the Effective Date with respect to the Dodd-Frank clawback under Section 2(a) of this Policy, and with respect to the Section 304 clawback under Section 2(b) of this Policy, as required by applicable law.

* * * * *